U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 5
               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                     Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


[ ] Check box if no longer subject to
    Section 16.  Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).
[ ] Form 3 Holdings Reported
[ ] Form 4 Holdings Reported

1.   Name and Address of Reporting Person
     Klein          Harvey            I.
     (Last)         (First)        (Middle)

     6687 Casa Grande Way
                    (Street)

     Delray Beach        Florida        33446
     (City)              (State)        (Zip)


2.   Issuer Name and Ticker or Trading Symbol
     SEMCO Energy, Inc. -- SMGS


3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year
     December 1998


5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)
     [X] Director                       [ ] 10% Owner
     [ ] Officer (give title below)     [ ] Other (specify below)


                         -------------------------------


7.   Individual or Joint/Group Filing (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of        2. Trans-       3. Trans-      4. Securities Acquired (A)     5. Amount of        6. Owner-         7. Nature
   Security           action          action         or Disposed of (D)             Securities          ship              of In-
   (Instr. 3)         Date            Code           (Instr. 3, 4 and 5)            Beneficially        Form:             direct
                                      (Instr.     --------------------------        Owned at End        Direct            Bene-
                      (Month/         8)                      (A)                   of Issuer's         (D) or            ficial
                       Day/                                    or                   Fiscal Year         Indirect          Owner-
                       Year)                       Amount     (D)     Price         (Instr. 3           (I)               ship
                                                                                    and 4)              (Instr. 4)        (Instr. 4)
----------------   --------------  ----------     --------    ---    -------     ------------------  ----------------  -------------
Common Stock                                                                     2,160.6748<F1><F2>       D

<F1>
Includes 5% stock dividend paid May 15, 1998 to holders of record on May 5, 1998.
<F2>
Includes shares acquired through reinvestment of dividends through the Company's DRIP.

                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
1.         2.        3.        4.         5.                 6.              7.              8.        9.        10.       11.
Title of   Conver-   Trans-    Transac-   Number of Deriv-   Date Exer-      Title and       Price     Number    Owner-    Nature
Deriva-    sion or   action    tion Code  ative Securities   cisable and     Amount of       of        of Deriv- ship      of In-
tive       Exercise  Date      (Instr.    Acquired (A) or    Expiration      Underlying      Deriv-    ative     of        direct
Security   Price of  (Month/   8)         Disposed of (D)    Date            Securities      ative     Secur-    Deriva-   Bene-
(Instr.    Deriv-    Day/                 (Instr. 3, 4,      (Month/Day/     (Instr. 3       Secur-    ities     tive      ficial
3)         ative     Year)                and 5)             Year)           and 4)          ity       Bene-     Secu-     Own-
           Security                       ------------------ --------------- --------------- (Instr.   ficially  ity:      ership
                                                                                             5)        Owned     Direct    (Instr.
                                                                                      Amount           at End    (D) or    4)
                                                             Date                     or               of        Indi-
                                                             Exer-   Expir-           Num-             Year      rect (I)
                                                             cis-    ation   Title    ber of           (Instr.   (Instr.
                                             (A)      (D)    able    Date             Shares           4)        4)
---------- --------- --------- ---------- --------  -------- ------- ------- -------- ------ --------- --------- --------- --------
Stock      $15.952   March 2,      A       1,050                     Mar. 2, Common   1,050
Option     <F1>      1998                  <F1>              <F2>    2008    Stock    <F1>    0        1,050     D


Phantom
 Stock                                    56.14                              Common   56.14  $17.92    Next
 Units     1-for-1   02/15/98      A      <F4>               <F3>    <F3>    Stock    <F4>   <F4>      Line      D

Phantom
 Stock                                    57.37                              Common   57.37  $17.73    Next
 Units     1-for-1   05/15/98      A      <F4>               <F3>    <F3>    Stock    <F4>   <F4>      Line      D

Phantom
 Stock                                    254.30                             Common   254.30           Next
 Units     1-for-1   05/15/97      A      <F5>               <F3>    <F3>    Stock    <F5>   N/A <F5>  Line      D

Phantom
 Stock                                    65.15                              Common   65.15  $16.57    Next
 Units     1-for-1   08/15/98      A      <F4>               <F3>    <F3>    Stock    <F4>   <F4>      Line      D

Phantom
 Stock                                    65.15                              Common   65.15  $16.77
 Units     1-for-1   11/15/98      A      <F4>               <F3>    <F3>    Stock    <F4>   <F4>      5,528.00  D


Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   01/15/98      A      113.71             <F6>    <F6>    Stock    113.71 $18.25    Line      D

Phantom
 Stock                                    34.27                              Common   34.27  $17.92    Next
 Units     1-for-1   02/15/98      A      <F4>               <F6>    <F6>    Stock    <F4>   <F4>      Line      D

Phantom
 Stock                                    35.02                              Common   35.02  $17.73    Next
 Units     1-for-1   05/15/98      A      <F4>               <F6>    <F6>    Stock    <F4>   <F4>      Line      D

Phantom
 Stock                                    155.23                             Common   155.23           Next
 Units     1-for-1   05/15/98      A      <F5>               <F6>    <F6>    Stock    <F5>   N/A <F5>  Line      D

Phantom
 Stock                                    39.77                              Common   39.77  $16.57    Next
 Units     1-for-1   08/15/98      A      <F4>               <F6>    <F6>    Stock    <F4>   <F4>      Line      D

Phantom
 Stock                                    39.77                              Common   39.77  $16.77
 Units     1-for-1   11/15/98      A      <F4>               <F6>    <F6>    Stock    <F4>   <F4>      3,374.31  D


Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   01/15/98      A      65.75              <F7>    <F7>    Stock    65.75  $18.25    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   02/15/98      A      66.96              <F7>    <F7>    Stock    66.96  $17.92    Line      D

Phantom
 Stock                                    .73                                Common   .73    $17.92    Next
 Units     1-for-1   02/15/97      A      <F4>               <F7>    <F7>    Stock    <F4>   <F4>      Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   03/15/98      A      282.20             <F7>    <F7>    Stock    282.20 $16.92    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   04/15/98      A      275.18             <F7>    <F7>    Stock    275.18 $17.08    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   05/15/98      A      174.84             <F7>    <F7>    Stock    174.84 $17.73    Line      D

Phantom
 Stock                                    7.79                               Common   7.79   $17.73    Next
 Units     1-for-1   05/15/98      A      <F4>               <F7>    <F7>    Stock    <F4>   <F4>      Line      D

Phantom
 Stock                                    34.54                              Common   34.54            Next
 Units     1-for-1   05/15/98      A      <F5>               <F7>    <F7>    Stock    <F5>   N/A <F5>  Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   06/15/98      A      151.73             <F7>    <F7>    Stock    151.73 $17.63    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   07/15/98      A      68.26              <F7>    <F7>    Stock    68.26  $17.58    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   08/15/98      A      251.98             <F7>    <F7>    Stock    251.98 $16.57    Line      D

Phantom
 Stock                                    13.61                              Common   13.61  $16.57    Next
 Units     1-for-1   08/15/98      A      <F4>               <F7>    <F7>    Stock    <F4>   <F4>      Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   09/15/98      A      85.11              <F7>    <F7>    Stock    85.11  $14.10    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   10/15/98      A      289.03             <F7>    <F7>    Stock    289.03 $15.05    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   11/15/98      A      71.56              <F7>    <F7>    Stock    71.56  $16.77    Line      D

Phantom
 Stock                                    21.08                              Common   21.08  $16.77    Next
 Units     1-for-1   11/15/98      A      <F4>               <F7>    <F7>    Stock    <F4>   <F4>      Line      D

Phantom
 Stock                                                                       Common
 Units     1-for-1   12/15/98      A      72.90              <F7>    <F7>    Stock    72.90  $16.46    1,933.25  D

<F1>
The option granted on March 2, 1998 was for 1,000 common shares at an exercise price of $16.75 per share, but was adjusted to reflect the 5% stock dividend paid May 15, 1998.
<F2>
The option vests in three equal annual installments beginning on March 2, 1999.
<F3>
The phantom stock units were accrued under the SEMCO Energy, Inc. directors deferred compensation and phantom stock purchase plan and are to be settled 100% in cash within 30 days after January 1, 2001.
<F4>
Phantom stock units acquired through reinvestment of phantom dividends through the SEMCO Energy, Inc. directors deferred compensation and phantom stock purchase plans and pursuant to such plans are treated as though invested in the Company's DRIP.
<F5>
Phantom stock units acquired by phantom 5% stock dividend which mirrors actual stock dividend paid May 15, 1998 to common stockholders of record on May 5, 1998.
<F6>
The phantom stock units were accrued under the SEMCO Energy, Inc. directors deferred compensation and phantom stock purchase plan and are to be settled 100% in cash within 30 days after January 1, 2002.
<F7>
The phantom stock units were accrued under the SEMCO Energy, Inc. directors deferred compensation and phantom stock purchase plan and are to be settled 100% in cash within 30 days after January 1, 2003.

Explanation of Responses:
See footnotes above.

                                   Harvey I. Klein          January 27, 1999
                                   ---------------------    -----------------
                                   **Signature of                Date
                                     Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).